

Mail Stop 4631

June 29, 2009

By U.S. Mail and Facsimile

Mr. Richard Hanson
Chief Financial Officer
Show Me Ethanol, LLC
P.O. Box 9, 26530 E. Highway 24
Carrollton, Missouri 64633

> **Re: Show Me Ethanol, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 000-52614**

Dear Mr. Hanson:

We have reviewed your response letter dated May 13, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1. We note that the acknowledgement of the Tandy language was made by your outside counsel and not by the company. In this regard, please provide, in writing, on company letterhead, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Additional Operational Data, page 19

2.   We note your disclosures of additional operating data in MD&A. Please revise all future filings to disclose and discuss current market prices for ethanol, distillers' grains, corn and energy during each period and at each period end. Also, please provide additional disclosures so that the cost and market price of corn per bushel can be equated to its inclusion in gallons of ethanol and distillers' grains.

Item 8. Financial Statements

Note 12. Commitments, Contingencies and Subsequent Event, page F-15

3.   We appreciate the additional information you provided in your response to prior comment three. Please revise all future annual and quarterly filings to better explain prior and future forward purchase contracts by providing information similar to the information you provided in your response. Please ensure that all future filings: explain the strategy of prior and future forward purchase contracts; disclose and discuss the results of each strategy, including their impact on results of operations; and disclose the terms of any open positions, including the quantity and price, as well as current market prices.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 1. Financial Statements, page 3

4.   In all future filings, please separately state the amounts of all related party transactions on the face of the balance sheets, income statements, and statements of cash flows as required by Rule 4-08(k) of Regulation S-X.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 18

5.   Please revise future filings to provide an analysis of changes in your cash flow statements when comparing the current period to the comparable period for each category of cash flows. For example, your discussion of operating cash flows should explain the reasons for significant fluctuations in working capital items, as applicable.

6.   Please revise future filings to present the actual ratios/amounts versus the required ratios/amounts as of each reporting date for the working capital and fixed charge coverage covenants, and any other more restrictive financial covenants, in your term loan and revolving credit agreements. Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet your financial covenants.

Exhibit 31 – Section 302 Certifications

7.   We note that in your section 302 certifications:

- paragraphs 2 and 3 replace the word "report" with "quarterly report";
- paragraphs 4 and 5 omit the phrase "The registrant's other certifying officer and";
- the introductory language in paragraph 4 omits the reference to internal control over financial reporting. This language became required when you included a report by management on the effectiveness of the company's internal control over financial reporting as disclosed in Item 9A(a) of your Form 10-K for the fiscal year ended December 31, 2008; and
- paragraph 4d omits the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)".

In this regard, please amend your Form 10-Q for the quarter ended March 31, 2009 to provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief